Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 3, 2016

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525
Jackson Square Partners All Cap Growth Fund (S000052860)
Jackson Square Partners Focus Global Growth Fund (S000052861)
Jackson Square Partners Select 20 Fund (S000052862)
Jackson Square Partners SMID Cap Growth Fund (S000052863)
Jackson Square Partners U.S. Growth Fund (S000052864)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on January 13, 2016, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 191 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the following new series to the Trust: Jackson Square Partners All Cap Growth Fund, Jackson Square Partners Focus Global Growth Fund, Jackson Square Partners Select 20 Fund, Jackson Square Partners SMID Cap Growth Fund, and Jackson Square Partners U.S. Growth Fund  (the “Fund” or collectively, the “Funds”).  PEA No. 191 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on December 7, 2015, and was scheduled to become effective on February 20, 2016, however subsequent filings have been made to extend the effectiveness date.  We currently expect to continue to file 485BXT filings until approximately May 1, 2016.

Please note that the name of one of the Funds has changed.  The Jackson Square Partners U.S. Growth Fund will hereafter be called the Jackson Square Partners Large-Cap Growth Fund.  SCUPDAT maintenance is being performed in conjunction with the filing of this letter.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

General Matters

1.	Please update the Funds’ ticker symbols, once available, on the SEC EDGAR system.

The Trust confirms that prior to a 485B EDGAR filing, a SCUPDAT maintenance will be performed to add the Funds’ ticker symbols.

Prospectus Comments

2.
In the footnotes to the Fees and Expenses Table for each Fund, please disclose that the Operating Expenses Limitation Agreement may not be terminated for at least one year from the effective date of the Funds’ prospectus.

The Trust responds by modifying the footnote as follows:

Jackson Square Partners, LLC (the “Adviser” or “JSP”) has contractually agreed to reduce its management fees and reimburse the Fund for its operating expenses in order to ensure that Total Annual Fund Operating Expenses (excluding Rule 12b-1 fees, acquired fund fees and expenses, leverage/borrowing interest, interest expense, taxes, brokerage commissions and extraordinary expenses) do not exceed [...]% of the average daily net assets of the Fund ~~Investor Class, [...]% of the average daily net assets of the Institutional Class, and [...]% of the average daily net assets of the IS Class~~.  Fees reduced and expenses reimbursed by the Adviser may be recouped by the Adviser for a period of three fiscal years following the fiscal year during which such reduction and reimbursement was made, if such recoupment can be achieved without exceeding the expense limit in effect at the time the fee reduction and expense reimbursement occurred and at the time fee/expenses are being recouped. The Operating Expenses Limitation Agreement is indefinite, but cannot be terminated through at least one year from the effective date of the Fund’s prospectus.  Thereafter, the agreement may be terminated at any time upon 60 days’ written notice by the Trust’s Board of Trustees (the “Board”) or the Adviser, with the consent of the Board.

3.	Please explain, supplementally, if any Fund’s turnover is expected to exceed 100%, and if so, disclose the risks associated with the Fund’s high portfolio turnover in Item 4 and Item 9.

The Trust responds by confirming that no Fund is expected to have portfolio turnover in excess of 100%.

4.
In the Principal Investment Strategies sections, please define and/or clarify using plain English, what is meant by the following terms: “…enhanced business models…,” “…shareholder orientation…,” “…free cash flow growth…” (versus cash flow), “…investment thesis…,” and “…other portfolio construction considerations.”

The Trust responds by modifying the sentences in question as follows:

“Using a bottom-up approach in selecting securities for the Fund, the Adviser seeks to select securities of companies that it believes have strong competitive positions ~~enhanced business models~~, strong and consistent cash flows, and the opportunity to generate consistent, long-term growth of intrinsic business value. The Adviser typically considers a company’s operational efficiencies and~~,~~ management’s plans for capital allocation~~, and the company’s shareholder orientation~~.  Through the Adviser’s investment research process, it seeks to identify the companies that it believes will exceed the market’s expectations for: 1) ~~free cash flow growth~~ key financial metrics and 2) sustainable competitive advantage.”

“Holdings are typically sold in response to an unexpected, negative fundamental change, including a change in management’s strategic direction ~~investment thesis~~, or where the holding reaches the Adviser’s estimate for its intrinsic value, or ~~for other~~ to make room in the portfolio ~~construction considerations~~ for more attractive stocks.”

5.	In each Fund’s Principal Risks section, please consider disclosing how the Fund determines that a market is an “emerging market”.

The Trust responds by stating that the Fund determines that a market is an emerging market if it is included in the MSCI Emerging Markets Index.  This reference will be added to Item 4 and Item 9.

6.	In each Fund’s` Principal Risks section, please consider disclosing how the Fund determines that a market is a “frontier market”.

The Trust responds by stating that the Fund determines that a market is a frontier market if it is included in the MSCI Frontier Markets Index.  This reference will be added to Item 4 and Item 9.

7.
In light of the Funds’ “Concentration Risk” disclosed in the Prospectus, please confirm supplementally that each Fund will comply with the fundamental policy found in the Statement of Additional Information not to invest in the securities of any one industry or group of industries if, as a result, 25% or more of a Fund’s total assets would be invested in the securities of such industry or group of industries; except that, the foregoing does not apply to securities issued or guaranteed by the U.S. government, its agencies or instrumentalities.

The Trust responds that the Funds will comply with the Fundamental and Non-Fundamental Investment Restrictions, including the explanation of how certain restrictions will be applied, found within the SAI.

The Trust further responds that, with respect to each Fund, the Trust will modify its disclosures of “Concentration Risk” in Item 4 and Item 9 of the Prospectus as follows:

Item 4
Investment Focus ~~Concentration~~ Risk. The Fund may focus its investments, or have a relatively high concentration of assets, in a small number of issuers and/or industry subcategories ~~industries~~, which may reduce its diversification and result in increased volatility.

Item 9
Investment Focus ~~Concentration~~ Risk (all Funds).  Each Fund may focus its investments, or have a relatively high concentration of assets, in a ~~single or~~ small number of issuers and/or industry subcategories, ~~industries~~ and may have fewer holdings than other mutual funds.  As a result, a decline in the value of an investment in a single security~~issuer~~ could cause a Fund’s overall value to decline to a greater degree than if the Fund held a more diversified portfolio.

8.
In the All Cap Growth Fund’s Item 5 disclosure of Management, please disclose that each portfolio manager listed is jointly and primarily responsible for the day-to-day management of the Fund (if it is a true statement).  If there are five or more portfolio managers, you are only required to disclose the five portfolio managers with the most significant responsibility.

The Trust responds by stating that each Fund is managed by a team or group of two or more individuals.  Therefore, we have modified the disclosure preceding the list of portfolio managers for each Fund, in Items 5 and 10, as follows:

“The following individuals ~~serve as the Fund’s portfolio managers~~, are jointly and primarily responsible for the day-to-day management of the Fund’s portfolio and have managed the Fund since its inception in [...]:”

9.
In the Principal Investment Strategies of the Select 20 Fund, please consider using the term “generally” in place of “primarily” when discussing the Fund’s strategy to invest in “20 common stocks of growth-oriented companies of any size…”

The Trust responds by making the suggested revision.

10.
Please consider clarifying the following statement from the Funds’ Item 9 Principal Investment Strategies in light of the fact that each Fund also discloses Concentration Risk:  “Although each Fund generally holds a limited number of securities, the Adviser attempts to maintain a portfolio representing a number of different industries.”

The Trust responds by modifying the sentence as follows:  “Although each Fund generally holds a limited number of securities, the Adviser attempts to maintain a portfolio representing a number of different sectors and industries.”

11.
Please reconcile the following statement from the Funds’ Item 9 Principal Investment Strategies: “In addition, each Fund may invest up to 20% of its net assets in securities of foreign issuers…” in light of the fact that the Focus Global Growth Fund’s Principal Investment Strategies state that “the Fund will invest at least 40% of its net assets in non-U.S. securities…”

The Trust responds by modifying its disclosure as follows:

“In addition, each Fund may invest up to 20% (except the Focus Global Growth Fund will invest at least 40%) of its net assets in securities of foreign issuers.…”

12.
Regarding the Similarly Managed Account Performance section, please confirm supplementally that the Adviser has records available to support the performance calculations in accordance with Rule 204-2(a)(16) of the Investment Advisers Act of 1940, as amended.

The Trust responds by confirming that the Adviser possesses the required records.

13.
Regarding the Similarly Managed Account Performance section, please consider adding additional disclosure to the following sentence in order to specifically reflect similarities in investment objectives, investment strategies, and investment policies:  “Because of the similarities between each Fund and their corresponding Composite, this information may help provide an indication of a Fund’s risks by showing how a similar Composite has performed historically.”

The Trust responds by modifying its disclosure as follows:

“Because of the similarities between the investment objectives, policies and strategies of each Fund and ~~their~~ its corresponding Composite,…”

14.
Regarding the paragraph within the Similarly Managed Account Performance section that begins “The Composite returns were prepared by the Adviser on a total return basis…”, please disclose whether or not the returns were calculated using the SEC’s standardized method.  If not, please disclose that the Adviser’s method differs from the SEC’s standardized method.

The Trust responds by confirming that the return calculation utilized is consistent with the SEC’s standardized methodology.

15.
Regarding the same paragraph of the Similarly Managed Account Performance section, please confirm supplementally that custodial fees were the only fees charged that were not included when calculating the Composite returns.

The Trust responds by confirming that the only fees not charged were custodial fees.

16.
Regarding the Similarly Managed Account Performance section, please explain how inclusion of the performance of the Jackson Square Team at Delaware Investments prior to May 1, 2014, as discussed in footnote 1 of each Composite returns table, is consistent with the GE Funds No-Action Relief Letter dated February 7, 1997.

The Trust responds supplementally first by stating its view that the GE Funds letter does not stand for the proposition that mutual funds may publish in a prospectus and include in advertisements or supplemental sales literature the performance information of other registered investment companies and institutional private accounts (“Composite Accounts”) only if the mutual fund and the Composite Accounts were advised by the exact same legal entities.  While it is true that the same legal entities were involved in providing these services in GE Funds, it is the Trust’s view that this fact was not critical to or a condition of the staff’s determination, and that the logic of the Bramwell letter (which is cited several times in the GE Funds letter) also applies,  namely that “it is not misleading *  *  * for a newly established advisor to present performance information for accounts managed by another advisory entity when the persons responsible for investment management of those accounts at the former advisor are the same persons who will be responsible for investment management and the new entity”.

With that background, the Trust also responds by modifying footnote 1 of each Composite returns table to explain that, with respect to each Composite, the investment professionals responsible for the performance of the accounts comprising the Composite prior to May 1, 2014 are the same professionals responsible for the performance after May 1, 2014.  Footnote 1 will state the following:

“~~Prior to May 1, 2014, t~~The [Composite Name] performance, characteristics and portfolio information for the time period preceding May 1, 2014 represent~~s~~ results achieved by the Jackson Square team at Delaware Investments.  The Adviser was established as a registered investment adviser on May 1, 2014, and the same investment professionals who ~~comprising~~ comprised the Jackson Square team at Delaware Investments have been continually ~~are~~ responsible for the performance of the [Composite Name] at the Adviser since ~~after~~ May 1, 2014.”

17.
Regarding the Similarly Managed Account Performance section, please confirm supplementally that the Portfolio Manager(s) or Committee responsible for managing each Fund and the corresponding Composite accounts has the same degree of discretion in managing the Fund as they do in managing the Composite accounts, consistent with the Bramwell Growth Fund No-Action Relief Letter dated August 7, 1996.  Please also discuss any differences in discretion.

The Trust responds by confirming that the portfolio management team responsible for managing each Fund and the corresponding Composite accounts has the same degree of discretion in managing the Fund as it does in managing the Composite accounts.

Statement of Additional Information (“SAI”) Comments

18.	On Page 26 of the SAI, under the “Reverse Repurchase Agreements” section, please include disclosure stating that reverse repurchase agreements are considered a form of borrowing.

The Trust responds by modifying the second sentence of the second paragraph of this section to state that “Reverse repurchase agreements are considered a form of borrowing, and ~~T~~the use of reverse repurchase agreements by the Fund creates leverage which increases its investment risk.”

19.	On Page 37 of the SAI, please extend the border along the top of the entire Trustee Compensation Table.

The Trust responds by making the requested revision.

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6609.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary

cc:            Thomas Sheehan, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.